UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 September 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Dealings in securities by directors of a major subsidiary of Sasol and the Company Secretary of Sasol during September 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes: JSE : SOL   NYSE : SSL
ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by a director of a major
subsidiary of Sasol:

Director	M Sieberhagen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	20 September 2010
Option offer date	05 September 2001
Option offer price	R78,70
Exercise date	10 September 2001
Exercise price	R82,60
Number of shares	11200
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares on-market pursuant to implementation of options
Total value of purchase transaction	R881 440,00
Selling price per share	R307,00
Total value of sale transaction	R3 438 400,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

```
Director                    M Sieberhagen
Subsidiary                  Sasol Synfuels (Pty) Limited
Date transaction effected   20 September 2010
Option offer date           08 October 2001
Option offer price          R79,20
Exercise date               18 October 2001
Exercise price              R79,70
Number of shares            11200
Class of shares             Ordinary no par value
Nature of transaction       Sale of shares on-market pursuant
                            to implementation of options
Total value of purchase     R887 040,00
transaction
Selling price per share     R307,44
Total value of sale
transaction                 R3 443 328,00
Nature and extent of
director's interest         Direct beneficial
Clearance given in terms of
paragraph 3.66              Yes

21 September 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
```

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes: JSE : SOL   NYSE : SSL
ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of Sasol:

Director	M Sieberhagen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	21 September 2010
Option offer date	08 October 2001
Option offer price	R79,20
Exercise date	18 October 2001
Exercise price	R79,70
Number of shares	17600
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares on-market pursuant to implementation of options
Total value of purchase transaction	R1 393 920,00
Selling price per share	R307,46
Total value of sale transaction	R5 411 296,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

22 September 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
 Share codes: JSE : SOL   NYSE : SSL
 ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALINGS IN SECURITIES BY THE COMPANY SECRETARY OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by the company secretary of
Sasol:

Company Secretary	N L Joubert
Date transaction effected	29 September 2010
Option offer date	10 September 2002
Option offer price	R117,00
Exercise date	29 September 2010
Exercise price	R312,50
Number of shares	6100
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares on-market pursuant to implementation of share options
Total value of purchase transaction	R713 700,00
Selling price per share	R313,02
Total value of sale transaction	R1 909 422,00
Nature and extent of company secretary's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

```
Company Secretary                N L Joubert
Date transaction effected        29 September 2010
Option offer date                10 September 2003
Option offer price               R89,50
Exercise date                    29 September 2010
Exercise price                   R312,50
Number of shares                 4600
Class of shares                  Ordinary no par value
Nature of transaction            Sale of shares on-market pursuant
                                 to implementation of share options
Total value of purchase
transaction                      R411 700,00
Selling price per share          R313,02
Total value of sale
transaction                      R1 439 892,00
Nature and extent of
company secretary's
interest                         Direct beneficial
Clearance given in terms of
paragraph 3.66                   Yes


Company Secretary                N L Joubert
Date transaction effected        29 September 2010
Option offer date                09 September 2004
Option offer price               R111,20
Exercise date                    29 September 2010
Exercise price                   R312,50
Number of shares                 5300
Class of shares                  Ordinary no par value
Nature of transaction            Sale of shares on-market pursuant
                                 to implementation of share options
Total value of purchase
transaction                      R589 360,00
Selling price per share          R313,02
Total value of sale
transaction                      R1 659 006,00
Nature and extent of
company secretary's
interest                         Direct beneficial
Clearance given in terms of
paragraph 3.66                   Yes


30 September 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
```

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
 Share codes: JSE : SOL   NYSE : SSL
 ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of Sasol:

Director	P B de Wet
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	29 September 2010
Option offer date	17 October 2003
Option offer price	R90,00
Exercise date	28 October 2003
Exercise price	R89,05
Number of shares	2400
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares off-market pursuant to implementation of share options
Total value of purchase transaction	R216 000,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

30 September 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2010

By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary